Summit Midstream Partners, LP

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

October 29, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:                             Summit Midstream Partners, LP
Registration Statement on Form S-3
Filed October 1, 2013
File No. 333-191493

Ladies and Gentlemen:

Set forth below are the responses of Summit Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2013 with respect to the above-referenced registration statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

Selling Unitholder, page 57

1.                                      We note that the selling unitholder in the resale offering is Summit Midstream Partners Holdings, LLC, which appears to be your parent that directly controls your general partner, Summit Midstream GP, LLC.  You disclose that Summit Midstream Partners Holdings, LLC owns approximately 50.5% of your common units representing limited partnership interests as of September 27, 2013, and that you are offering for resale 14,691,397 common units.  Given the nature of the selling unitholder and the magnitude of the proposed offering being registered for resale relative to the number of units held by

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non-affiliates, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended, and instead represents a primary offering.  Please advise us of your basis for determining that the transaction is eligible under Rule 415(a)(1)(i).  In your analysis, please also describe in greater detail the relationship of the selling unitholder with Summit Midstream Partners, LP, including an analysis of whether the selling unitholder is the parent and an affiliate of Summit Midstream Partners, LP.  Alternatively, please identify the selling unitholder as an underwriter and disclose that this is a primary offering.  See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:  We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the prospectus and on pages (ii), 57 and 58 of Amendment No. 1 to identify that the selling unitholder is an underwriter and to disclose that the offering of common units by the selling unitholder will be deemed to be a primary offering.

2.                                      Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the common units held by Summit Midstream Partners Holdings, LLC.  Refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 57 to identify by name the natural persons who exercise voting or investment control or both with respect to the common units held by Summit Midstream Partners Holdings, LLC.

Exhibit 5.1 — Opinion Latham & Watkins LLP as to the legality of the securities being registered

3.                                      Please have counsel revise its opinion to opine on Delaware law with respect to corporations and limited liability companies, as well, as the possible co-issuers and possible guarantors include a Delaware corporation and Delaware limited liability companies.

Response: The opinion of Latham & Watkins LLP (the “Opinion”) has been revised accordingly.  Please see Exhibit 5.1 to Amendment No. 1.

4.                                      Please tell us, in each instance, why you believe carve-outs (a) through (q) on page 3 are necessary and appropriate, or delete them.

Response: In response to the Staff’s comment, Latham & Watkins LLP (“Latham”) has deleted carve outs (c) and (e) through (p) of the Opinion.  Set forth below are Latham’s explanations and support for each of the referenced carve-outs:

a)    Carve-out (a): We express no opinion as to (a) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums

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or other economic remedies to the extent such provisions are deemed to constitute a penalty.

Latham respectfully submits to the Staff that this clause is an appropriate qualification to the Opinion.  The Indenture provides for certain economic remedies to the noteholders and the trustee.  Federal and New York courts have held that economic remedies are not enforceable if deemed to be a “penalty”.(1)  As outside counsel, Latham is not in a position to determine whether, as a financial matter, a given remedy is “reasonable” or a “penalty.”(2)  For these reasons, Latham believes that this qualification is appropriate.

b)    Carve-out (b):  We express no opinion as to (b) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies or judicial relief.

Latham respectfully submits to the Staff that this clause is an appropriate qualification to the Opinion.  The ABA Report notes that the enforceability of chosen law, consents to jurisdiction and venue, alternative dispute resolution and similar matters are often uncertain or dubious.(3)  For example, federal courts have refused to enforce chosen law provisions in agreements due to interests of other states.(4)  For these reasons, Latham believes that this qualification is appropriate.

c)     Carve-out (c):  We express no opinion as to (c) waivers of rights or defenses.

In response to the Staff’s comment, Latham has deleted carve-out (c).

d)    Carve-out (d):  We express no opinion as to (d) any provision requiring the payment of attorneys’ fees, where such payment is contrary to law or public policy.

Latham respectfully submits to the Staff that this clause is an appropriate qualification to the Opinion in the same manner that the qualification in the Opinion stating the Opinion is subject to the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy.(5)  Sections

(1)                                 See, e.g., United States Naval Inst. v. Charter Communications, Inc., 936 F.2d 692 (2nd Cir. 1991); Truck Rent-A-Center, Inc. v. Puritan Farms 2nd, Inc., 41 N.Y.2d 420 (1977).

(2)                                 See TriBar Opinion Committee, Special Report of the TriBar Opinion Committee: The Remedies Opinion — Deciding When to Include Exceptions and Assumptions, 59 Bus. Law. 1483, 1492 (2004).

(3)                                 Third Party Legal Opinion Report (the “ABA Report”) at 201 (decision as to specific law applied by a court “is frequently complex and quite possibly, in the final analysis, unclear”).

(4)                                 See, e.g., Electrical & Magneto Serv. Co. v. AMBAC Int’l Corp., 941 F.2d 660, 662 (8th Cir. 1991) (Missouri interest overrides provision choosing South Carolina law as governing law); Solman Distribs. v. Brown-Forman Corp., 888 F.2d 170, 172 (1st Cir. 1989 (Maine interest overrides provision choosing California law as governing law).

(5)                                 Latham believes this clause to be an appropriate qualification to our opinion as Section 7.7 of the Indenture requires the Partnership to indemnify the trustee against any cost, expense or liability incurred by the trustee or arising out of or in connection with the acceptance or administration of their duties under the Indenture, except to the extent any

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6.14 and 7.7 of the form of Indenture contemplate the payment of attorneys’ fees to the trustees thereunder.  The ABA Report advises opinion givers that when public policy “vitiates a contractual provision, a specific exception is necessary.”(6)  The above referenced clause does not take exception with respect to all provisions respecting attorneys’ fees.  Rather, it specifically applies only to those attorneys’ fees-related provisions that are contrary to law or public policy and thus potentially unenforceable.  For these reasons, Latham believes that this qualification is appropriate.

e)     Carve-out (e): We express no opinion as to (e) any provision permitting, upon acceleration of any Debt Security, collection of that portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon.

In response to the Staff’s comment, Latham has deleted carve-out (e).

loss or liability may be attributable to their willful misconduct or negligence.  Numerous federal courts have examined indemnification provisions in underwriting agreements and have declined to enforce these provisions on public policy grounds.  See, e.g., Globus v. Law Research Serv., Inc., 418 F.2d 1276 (2d Cir. 1969), cert. denied, 397 U.S. 913 (1970); Laventhol, Krekstein, Horwath & Horwath v. Horwitch, 637 F.2d 672 (9th Cir. 1980); Odette v. Shearson, Hammill & Co., 394 F. Supp. 946 (S.D.N.Y 1975).  In the leading case, Globus v. Law Research Service, Inc., the U.S. Circuit Court of Appeals for the Second Circuit declined to enforce the indemnification provisions of an underwriting agreement for violations of the securities laws that were graver than ordinary negligence.  In addition, federal courts have declined to enforce indemnification provisions in connection with securities law violations even when liability is based solely on negligence and not a graver offense.  See Laventhol, 637 F.2d at 676 (observing that “permitting indemnity would undermine the statutory purpose of assuring diligent performance of duty and deterring negligence”); Odette, 394 F. Supp. at 956 (denying an indemnity claim because “public policy objections to indemnification of liabilities under the 1933 Act [are] broad enough to cover negligent misconduct”).

New York courts have concluded that federal law governs the right to indemnity under an underwriting agreement where the indemnity claim arose out of a case brought on asserted violations of federal securities laws.  See Donaldson, Lufkin & Jenrette Sec. Corp. v. Star Technologies, Inc., 561 N.Y.S.2d 371 (1990), aff’d, 580 N.Y.S.2d 657 (1992).  Latham recognizes that the indemnity provisions subject to the qualification in our opinions are in an indenture, not an underwriting agreement.  Nevertheless, these cases are relevant because, given the nature and subject of a trustee’s duties under an indenture, a claim for indemnity under the Indenture could involve a violation of federal securities laws.  In such a case, a court could find, even where the trustee is simply negligent, that enforcing the indemnity provisions would violate public policy.

Both the ABA Report and the TriBar Opinion Committee in its report Third Party “Closing Opinions” (the “TriBar Report”) support our decision to take an exception with respect to indemnification provisions where the law governing the opinion may not give effect to such provisions.  See American Bar Association, Third Party Legal Opinion Report, 47 Bus. Law. 167, 205 (1991); TriBar Opinion Committee, Third Party “Closing” Opinions: A Report of the TriBar Opinion Committee, 53 Bus. Law. 591, 622 (1998).  The ABA Report includes an exception as to indemnification provisions in its list of common qualifications to an enforceability opinion, and the TriBar Report uses an indemnification exception as an example of an acceptable exception to such an opinion.  Id.  Moreover, it is the Commission’s own opinion that indemnification for liabilities arising under the Securities Act of 1933 is against public policy and is therefore unenforceable.  See Items 510 and 512(h) of Regulation S-K.

(6)                                 ABA Report at 231.

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f)       Carve-out (f): We express no opinion as to (f) the creation, validity, attachment, perfection, or priority of any lien or security interest.

In response to the Staff’s comment, Latham has deleted carve-out (f).

g)    Carve-out (g): We express no opinion as to (g) advance waivers of claims, defenses, rights granted by law, or notice, opportunity for hearing, evidentiary requirements, statutes of limitation, trial by jury or at law, or other procedural rights.

In response to the Staff’s comment, Latham has deleted carve-out (g).

h)    Carve-out (h): We express no opinion as to (h) waivers of broadly or vaguely stated rights.

In response to the Staff’s comment, Latham has deleted carve-out (h).

i)       Carve-out (i): We express no opinion as to (i) provisions for exclusivity, election or cumulation of rights or remedies.

In response to the Staff’s comment, Latham has deleted carve-out (i).

j)       Carve-out (j): We express no opinion as to (j) provisions authorizing or validating conclusive or discretionary determinations.

In response to the Staff’s comment, Latham has deleted carve-out (j).

k)     Carve-out (k): We express no opinion as to (k) grants of setoff rights.

In response to the Staff’s comment, Latham has deleted carve-out (k).

l)       Carve-out (l): We express no opinion as to (l) proxies, powers and trusts.

In response to the Staff’s comment, Latham has deleted carve-out (l).

m)           Carve-out (m): We express no opinion as to (m) provisions prohibiting, restricting, or requiring consent to assignment or transfer of any right or property.

In response to the Staff’s comment, Latham has deleted carve-out (m).

n)    Carve-out (n): We express no opinion as to (n) provisions purporting to make a guarantor primarily liable rather than as a surety.

In response to the Staff’s comment, Latham has deleted carve-out (n).

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o)    Carve-out (o): We express no opinion as to (o) provisions purporting to waive modifications of any guaranteed obligation to the extent such modification constitutes a novation.

In response to the Staff’s comment, Latham has deleted carve-out (o).

p)    Carve-out (p): We express no opinion as to (p) any provision to the extent it requires that a claim with respect to a security denominated in other than U.S. dollars (or a judgment in respect of such a claim) be converted into U.S. dollars at a rate of exchange at a particular date, to the extent applicable law otherwise provides.

In response to the Staff’s comment, Latham has deleted carve-out (p).

q)    Carve-out (q): We express no opinion as to (q) the severability, if invalid, of provisions to the foregoing effect.

Latham respectfully submits to the Staff that this carve-out is an appropriate qualification to the Opinion.  Expressing no opinion as to severability of a given provision is a limited form of, and thus inherent to, expressing no opinion whatsoever as to that provision.  To the extent that Latham has expressed no opinion as to the matters referenced in carve-outs (a), (b), or (d) discussed above, Latham believes it is appropriate to similarly express no opinion as to the severability of such carve-outs.  Carve-out (q) therefore explicitly states what is already implicit to, and logically necessary for, each of carve-outs (a), (b) and (d).  Accordingly, Latham respectfully submits to the Staff that including carve-out (q) serves to clarify the scope of the Opinion for the benefit of the opinion recipient.

5.                                      Please supplementally undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown.  See Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 in our Compliance and Disclosure Interpretations (Securities Act Rules).

Response:  We acknowledge the Staff’s comment and confirm that Latham will file an unqualified opinion of counsel as to the legality of the takedown prior to any takedown of the shelf offering.

Securities and Exchange Commission

October 29, 2013

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Brett E. Braden at (713) 546-7412.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By:	Summit Midstream GP, LLC,
its General Partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President and General Counsel

cc:             William N. Finnegan IV, Latham & Watkins LLP (Issuer’s counsel)
Brett E. Braden, Latham & Watkins LLP (Issuer’s counsel)